. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Annual and Special Meeting to be held on May 4, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to http://www.computershare.com/gildan no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with an Invite Code via email. This Invite Code will allow your proxyholder to log in to and vote at the Meeting. Without an Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Fold Meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 a.m., EDT on May 2, 2023. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Electronically Receive Documents the To Virtually Meeting Attend • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future • You can attend the Meeting virtually by tone telephone. www.investorvote.com securityholder communications electronically visiting the URL provided on the back of • Smartphone? by visiting www.investorcentre.com. this proxy. 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the internet, DO NOT mail back this proxy. Voting by mail may or by be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01VUED

Appointment of Proxyholder

I/We being holder(s) of Gildan Activewear Inc. (the "Corporation") hereby appoint: Donald C. Berg, Chairman of the Board of Directors, or, failing him, Glenn J. Chamandy, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail or vote by internet at www.investorvote.com. In addition, you must go to http://www.computershare.com/gildan no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide your proxyholder with an Invite Code via email. This Invite Code will allow your proxyholder to log in to and vote at the Meeting. Without an Invite Code your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction (or if no directions have been given or if there is any variation or amendment to the below matters, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held via live audio webcast online at https://web.lumiagm.com/417909524 on Thursday, May 4, 2023 at 10:00 a.m., EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. APPOINTMENT OF AUDITORS The appointment of KPMG LLP, Chartered Professional Accountants, as auditors for the ensuing year	☐	☐

Fold

2. ELECTION OF DIRECTORS

Nominee	For	Against	Nominee	For	Against	Nominee	For	Against
01. Donald C. Berg	☐	☐	02. Maryse Bertrand	☐	☐	03. Dhaval Buch	☐	☐
04. Marc Caira	☐	☐	05. Glenn J. Chamandy	☐	☐	06. Shirley E. Cunningham	☐	☐
07. Charles M. Herington	☐	☐	08. Luc Jobin	☐	☐	09. Craig A. Leavitt	☐	☐
10. Anne Martin-Vachon	☐	☐						

	For	Against
3. RESOLUTION **Adoption, Ratification and Renewal of Shareholder Rights Plan** Confirming the adoption, ratification and renewal of the Shareholder Rights Plan. Please read the resolution in full in the accompanying management information circular.	☐	☐
4. RESOLUTION **First amendment to the long-term incentive plan** Approving the increase of common shares authorized for issuance under the Corporation's long-term incentive plan by the addition of 1,797,219 common shares, as further described in the accompanying management information circular. Please read the resolution in full in the accompanying management information circular.	☐	☐
5. RESOLUTION **Second amendment to the long-term incentive plan** Approving the amendments to the amendment provisions of the Corporation's long-term incentive plan, as further described in the accompanying management information circular. Please read the resolution in full in the accompanying management information circular.	☐	☐
6. RESOLUTION **Advisory Vote on Executive Compensation** Approving an advisory resolution on the Corporation's approach to executive compensation.	☐	☐

Fold

	For	Against
7. Shareholder Proposal Consider the shareholder proposal set out in Appendix E of the management information circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

G I L Q 348847 AR1

01VUFF